Shinhan Financial Group 2008 1Q Earnings Conference

Shinhan Financial Group will be holding its 2008 1Q Earnings Conference on Friday, May 2, 2008. The conference will be aired through a live web-cast on our website www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Conference are as follows:

- - - - -	Agenda: 2008 1Q Earnings Release and Q&A Session Date: May 2, 2008 (Fri) Time: 17:00 (Seoul Time) Format: Live Web-Cast and Conference Call Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

•	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3001

From Korea, please dial: 031-810-3001

Pass Code: 9505

To raise a question, please press: 14 (numbers 1 and 4)

To delete question, please press: 15 (numbers 1 and 5)

•	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-810-3100

From Korea, please dial: 031-810-3100

Pass Code: 135268#

•	Button Instructions

Instructions	DTMF Code

1 min FF	1

5 mins FF	7

1 min REW	3

5 mins REW	9

Pause	5

To cancel Pause	5

Our 2008 1Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.